Exhibit 4.2

Execution Version

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE, dated as of September 1, 2023 (the “First Supplemental Indenture”), is entered into among NuVasive, Inc., a Delaware corporation (the “Company”), Globus Medical, Inc., a Delaware corporation (“Parent”), and Wilmington Trust, National Association, a national banking association, as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee entered into an indenture, dated as of March 2, 2020 (the “Base Indenture”, as modified by the Supplemental Indenture, the “Indenture”), between the Company and the Trustee, providing for the issuance of the 0.375% Convertible Senior Notes due 2025 (the “Notes”);

WHEREAS, on February 8, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Zebra Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”);

WHEREAS, pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.001 par value per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares held in treasury or held or owned by the Company, Parent or Merger Sub by the Company) will be cancelled and converted into the right to receive 0.75 fully paid and non-assessable shares of Class A common stock, par value $0.001 per share, of Parent (“Parent Common Stock”, each such 0.75 share of Parent Common Stock, a “Unit of Reference Property”), and cash in lieu of fractional shares as set forth in the Merger Agreement;

WHEREAS the Effective Time will occur concurrently with the execution of this First Supplemental Indenture;

WHEREAS, the Merger does not constitute a Fundamental Change or a Make-Whole Fundamental Change;

WHEREAS, the Merger constitutes a Merger Event;

WHEREAS, pursuant to Section 4.07 of the Base Indenture, the Company and Parent are required to execute and deliver to the Trustee a supplemental indenture providing for, among other things, (i) the right to convert each $1,000 principal amount of Notes into the same type of consideration that Holders would have been entitled to receive if such Holders had held a number of shares of Common Stock equal to the applicable Conversion Rate in effect immediately prior to such Merger Event, (ii) provide for subsequent adjustments to the Conversion Rate provided for in Article 4 of the Base Indenture in the manner set forth in Section 4.07 of the Base Indenture and (iii) contain such additional provisions to protect the interests of the Holders of the Notes as the Board of Directors shall reasonably consider necessary by reason of the fact that the Reference Property includes Parent Common Stock, including to the extent required by the Board of Directors and practicable the provisions providing for the repurchase rights of Holders set forth in Article 3 of the Base Indenture.

WHEREAS, Parent wishes to fully and unconditionally guarantee all of the obligations of the Company under the Notes and the Indenture (the “Guarantee”);

WHEREAS, Section 10.01(i) of the Base Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes without prior notice to, or the consent of, any Holder by entering into a supplemental indenture pursuant to, and in accordance with, Section 4.07 of the Base Indenture in connection with a Merger Event to provide for the conversion of Notes in accordance with Article 4 of the Base Indenture, including, upon the occurrence of a Merger Event, (A) to provide that the Notes are convertible into Reference Property, as required under Section 4.07 of the Base Indenture and (B) to effect the related changes to the terms of the Notes required under Section 4.07 of the Base Indenture, in each case, in accordance with the applicable provisions of the Base Indenture;

WHEREAS, Section 10.01(c) of the Base Indenture provides that the Company and the Trustee may amend or supplement the Indenture or the Notes without prior notice to, or the consent of, any Holder to add guarantees with respect to the Notes; and

WHEREAS, the Company has complied with all conditions precedent provided for in the Base Indenture relating to this First Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. All capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings ascribed to such terms in the Base Indenture.

ARTICLE II

MODIFICATIONS EFFECT OF MERGER

SECTION 2.01. Conversion Right. Pursuant to Section 4.07(a) of the Base Indenture, as a result of the Merger:

(a) at and after the Effective Time, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the number of Units of Reference Property equal to the Conversion Rate in effect immediately prior to the Effective Time;

(b) at and after the Effective Time (i) the Company shall continue to have the right to determine the Settlement Method applicable upon conversion of Notes in accordance with Section 4.02 of the Base Indenture and (ii)(A) any amount payable in cash upon conversion of the Notes in accordance with Section 4.02 of the Base Indenture shall continue to be payable in cash, (B) any shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 4.02 of the Base Indenture shall instead be deliverable in Units of Reference Property, and (C) the “Daily VWAP” shall mean the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GMED <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of Parent Common Stock on such Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The Daily VWAP shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours; and

(c) the provisions of the Indenture, as modified herein, including without limitation, (i) all references and provisions respecting the terms “Common Stock,” “Conversion Price,” “Conversion Rate,” Last Reported Sale Price,” “Scheduled Trading Day,” “Trading Day” and “Market Disruption Event” and (ii) the provisions of Article 4 of the Base Indenture shall continue to apply, mutatis mutandis, to the Holders’ right to convert each Note into the Reference Property.

SECTION 2.02. Anti-Dilution Adjustments. As and to the extent required by Section 4.07(a) of the Base Indenture, the Conversion Rate shall be subject to anti-dilution and other adjustments with respect to the Reference Property that shall be as nearly equivalent as is possible to the adjustments provided for in Article 4 of the Base Indenture.

SECTION 2.03. Repurchase of Notes at Option of Holders. References to the “Company” in the definition of “Fundamental Change” in Section 1.01 of the Base Indenture shall instead be references to “Parent”. Except as amended hereby, the purchase rights set forth in Section 3.02 of the Base Indenture shall continue to apply.

SECTION 2.04. Parent to Provide Parent Common Stock. Parent hereby irrevocably and unconditionally agrees to be bound by the terms of the Indenture applicable to it and to issue shares of Parent Common Stock as necessary to satisfy the Company’s obligations with respect to any Notes validly surrendered for conversion pursuant to Article 4 of the Base Indenture.

ARTICLE III

GUARANTEE

SECTION 3.01. Guarantee. (a) Parent hereby unconditionally guarantees to each Holder of Notes and to the Trustee and its successors and assigns, (i) the full and punctual payment when due of all monetary obligations of the Company under the Indenture and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture. Parent further agrees that its obligations hereunder shall be unconditional, irrespective of the absence or existence of any action to enforce the same, the recovery of any judgment against the Company (except to the extent such judgment is paid) or any waiver or amendment of the provisions of the Indenture or the Notes to the extent that any such action or any similar action would otherwise constitute a legal or equitable discharge or defense of Parent (except that such waiver or amendment shall be effective in accordance with its terms).

(b) Parent further agrees that its Guarantee constitutes a guarantee of payment, performance and compliance and not merely of collection.

(c) Parent further agrees to waive presentment to, demand of payment from and protest to the Company of its Guarantee, and also waives diligence, notice of acceptance of its Guarantee, presentment, demand for payment, notice of protest for nonpayment, the filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company or any other Person, and all other defenses based on suretyship. The obligations of Parent shall not be affected by any failure or delay on the part of the Trustee to exercise any right or remedy under the Indenture or the Notes.

(d) The obligation of Parent to make any payment hereunder may be satisfied by causing the Company to make such payment. If any Holder of any Note or the Trustee is required by any court or otherwise to return to the Company or Parent or any custodian, trustee, liquidator or other similar official acting in relation to the Company or Parent any amount paid by either of them to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e) (i) Upon the satisfaction and discharge of the Indenture in accordance with Article 9 thereof or (ii) upon the occurrence of a transaction that results in the Company no longer being a Subsidiary of Parent or that constitutes a sale of all or substantially all assets of the Company to a Person that is not a Subsidiary of the Company, Parent will be released and relieved of any obligations under the Guarantee.

ARTICLE IV

ACCEPTANCE OF FIRST SUPPLEMENTAL INDENTURE

SECTION 4.01. Trustee’s Acceptance. The Trustee hereby accepts this First Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE V

MISCELLANEOUS PROVISIONS

SECTION 5.01. Effectiveness of First Supplemental Indenture. This First Supplemental Indenture shall become effective as of the Effective Time.

SECTION 5.02. Effect of First Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by the Company, Parent and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. All the provisions of this First Supplemental Indenture shall thereby be deemed to be incorporated in, and a part of, the Indenture; and the Indenture, as supplemented and amended by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 5.03. Indenture Remains in Full Force and Effect. This First Supplemental Indenture shall form a part of the Indenture for all purposes and, except as supplemented or amended hereby, all other provisions in the Base Indenture and the Notes, to the extent not inconsistent with the terms and provisions of this First Supplemental Indenture, shall remain in full force and effect and is in all respects confirmed and preserved.

SECTION 5.04. Headings. The titles and headings of the articles and sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions of this First Supplemental Indenture.

SECTION 5.05. Counterparts. The parties may sign multiple counterparts of this First Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile or PDF shall be effective as delivery of a manually executed counterpart thereof.

SECTION 5.06. Governing Law. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 5.07. Separability. In case any provisions in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 5.08. No Personal Liability of Directors, Officers, Employees or Stockholders. No past, present or future director, officer, employee, incorporator or stockholder of the Company or Parent, as such, shall have any liability for any obligations of the Company or the Parent under the Notes, the Guarantee of the Notes, this First Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder waives and releases all such liability.

SECTION 5.09 Trustee Makes No Representation. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture. The recitals and statements contained in this First Supplemental Indenture shall be taken as the statements of the Company and Parent, and the Trustee assumes no responsibility for the correctness of the same.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first written above.

NUVASIVE, INC.

By:	/s/ Matthew K. Harbaugh
Name: Matthew K. Harbaugh
Title: Executive Vice President and Chief Financial Officer

GLOBUS MEDICAL, INC.

By:	/s/ Keith Pfeil
Name: Keith Pfeil
Title: Chief Financial Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Arlene Thelwell
Name: Arlene Thelwell
Title: Vice President

Signature Page to First Supplemental Indenture (2025 Notes)